Exhibit 99.1

SINOVAC Beijing Settled Litigation of Its Business License and Seals

BEIJING, December 3, 2021--SINOVAC Biotech Ltd. (NASDAQ: SVA) ("SINOVAC" or the "Company"), a leading provider of biopharmaceutical products in China, announced the Company’s subsidiary SINOVAC Biotech Co., Ltd ("SINOVAC Beijing") settled the litigation with Mr. Aihua Pan concerning its business license and seals.

As disclosed previously, Mr. Aihua Pan made the false claim to certain government agencies that SINOVAC Beijing’s business license, official corporate seal, financial seal, contract seal and invoice seal had been lost. Mr. Pan subsequently obtained a re-issued business license of SINOVAC Beijing based on the false claim. Mr. Pan further obtained SINOVAC Beijing’s corporate seal (No.: 1101081347485), contract seal and invoice seal (collectively, the “Seals”) by using the re-issued business license. In December 2018, the People’s Court in Haidian District, Beijing (the “Court”) issued an interim injunction order restraining Mr. Aihua Pan from using or authorizing others to use the re-issued business license and the Seals of SINOVAC Biotech that were improperly obtained by him. On November 30, 2021, SINOVAC settled the litigation with Mr. Aihua Pan in the Court. With the settlement, Mr. Pan has returned the business license and the Seals to SINOVAC Beijing, and SINOVAC Beijing has withdrawn its claims with the Court.

About SINOVAC

SINOVAC Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus71 (EV71), hepatitis A and B, seasonal influenza, 23-Valent pneumococcal polysaccharide (“PPV”), H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella, mumps and Poliomyelitis. SINOVAC’s COVID-19 vaccine, CoronaVac®, has been granted emergency use approval or conditional marketing authorization by over 50 countries or regions worldwide. Healive®, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by SINOVAC against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, SINOVAC was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. In 2021, SINOVAC’s Sabin-strain inactivated polio vaccine has approved for registration. The Company is developing several new products including combined vaccines. SINOVAC primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is seeking market authorization of its products in over 30 countries outside of China. For more information, please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This press release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price as a result of the trigger of the rights plan.

Contacts

Sinovac Biotech Ltd.Helen Yang

Tel: +86-10-8279-9871 or

+86-10-5693-1897

Fax: +86-10-6296-6910

Email: ir@sinovac.com

ICR Inc.

Bill Zima

U.S.: 1-646-308-1707

Email: william.zima@icrinc.com